Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Sprint Corporation

Commission File No.:  001-04721

We know you’ll have lots of questions and we’ll do our best to answer them as we are able. If you don’t see your question in these FAQs, send an email to Allfor5G@t-mobile.com. We’ll collect questions and update these FAQs over the coming months to ensure you have the information you need. General guidance is to point customers to Allfor5G.com to get the latest details about the deal. You can tell them, “That’s a good question, the latest details can be found on Allfor5G.com” Who will lead the New T-Mobile? John Legere will lead New T-Mobile as our CEO, with Mike Sievert as President and Chief Operating Officer and Tim Höttges as Chairman. Our leaders have been bashing Sprint for years. Why do we think this will be successful when our cultures are so different? We actually share a lot in common – both companies have been fighting with one hand tied behind their backs against much larger, better resourced companies – and together we will have the wherewithal to take on the big media conglomerates, not only in mobile wireless, but also in broadband and cable. That’s a pretty great foundation to build on and we can’t wait to see what we can accomplish together. As we nearly double in size, how can we stay true to our roots and what made us so successful as the un-carrier? How will we avoid becoming like other members of the industry? We’ve already MORE than doubled in size and core values of what made us the Un-carrier have not and will not change… and together we’re going to be able to take what we built and put the Un-carrier into overdrive. How long will it take to finalize and close the deal? What can we expect between now and close? These kinds of deals take time and require many legal and regulatory approvals, so we expect it to close in the first half of 2019. In the meantime, it’s business as usual—so keep doing what we’ve been doing for the past five years. Stay focused on listening to our customers and solving pain points. What happens if the deal does not get approved by regulators? We are optimistic this will clear regulators but nothing is ever guaranteed. Where will the new combined company be located? The new T-Mobile’s HQ is in Bellevue and we plan to have a secondary headquarters located in Overland Park, KS. We don’t have details to share on the staffing plans there, but it will remain a significant presence for the combined company. Page 1 T-Mobile Internal Use Only New T-Mobile Frequently Asked Questions for Employees

How does this announcement benefit me and my career? The New T-Mobile will be bigger, stronger and better able to compete, which will create opportunities for employees at both companies. The New T-Mobile will continue to have the same disruptive, pro-consumer approach that characterizes T-Mobile. To successfully deliver on this vision, The New T-Mobile will leverage the combined leadership, skill, people/talent, spectrum, capital, assets, and agility of these two organizations - to compete on an entirely different scale. • • Will my day-to-day responsibilities and current reporting structure change? For now, it is business as usual. T-Mobile and Sprint remain separate companies until the transaction is complete. It is too early to determine whether changes may occur after the transaction closes and we have a lot of work to do between now and then! Will there be any job reductions as a result of this transaction? Will you be offering retention bonuses? What about severance packages? How will these decisions be made and by whom? For now, it is business as usual. T-Mobile and Sprint remain separate companies until the transaction is complete. It is too early to determine whether changes may occur after the transaction closes and we have a lot of work to do between now and then! Are we going to have a hiring freeze? For now, it is business as usual. T-Mobile and Sprint remain separate companies until the transaction is complete. It is too early to determine whether changes may occur after the transaction closes and we have a lot of work to do between now and then! Will my compensation or benefits change? For now, it is business as usual—and that includes our pay and benefits. T-Mobile and Sprint remain separate companies until the transaction is complete and during this period any changes to pay and benefits will be part of our normal rhythm of the business, reviewing our benefit offerings for annual enrollment and our pay during annual compensation review. It is too early to determine whether changes may occur after the transaction closes and we have a lot of work to do between now and then! Will the announcement impact my unvested RSUs? Will the vesting schedules change at all? Your award vest schedules will not change solely as a result of the announcement. Will you continue to give employees stock? For now, it is business as usual and our benefits, including the regular employee stock grants and ability to buy stock under our Employee Stock Purchase Plan, will remain in place. Page 2 T-Mobile Internal Use Only New T-Mobile FAQs

Is my stock likely to increase or decrease in value with this transaction? We have a lot of faith in the new T-Mobile and know we are building something great, but we cannot predict the future or the stock markets. Can I buy shares of Sprint stock? Yes, if you are not subject to any trading blackouts or trading restrictions related to the transaction or if you are not otherwise aware of material, non-public information of Sprint. Am I prohibited from buying/selling TMUS stock until after the close of the deal? No, if you are not subject to any trading blackouts or trading restrictions at TMUS or if you are not otherwise aware of material, non-public information of TMUS. As a reminder, you will continue to be subject to T-Mobile’s Policy on Security Trading. Can I talk about this deal with Sprint employees or others if asked? With an announcement like this, people are bound to ask questions. To help ensure consistency of message and benefits, refer folks to the external website for the announcement allfor5G.com. I work in an area where both companies have retail stores. Will we be closing stores where there is overlap? For now, it is business as usual. T-Mobile and Sprint remain separate companies until the transaction is complete. Once the deal closes, we’ll have an expanded retail footprint and we’re committed to opening hundreds of new retail locations, particularly in rural markets. My store is in close proximity to a Sprint store. Can we start coordinating activities/events? No. For now, nothing changes & we will both run our respective businesses separately to deliver for our customers and there should be no coordination of activities/events. When the deal closes, we’ll leverage the best of Sprint to ensure the New T-Mobile is everything we’ve promised consumers it can be. What are the plans for combining call centers? For now, T-Mobile and Sprint remain separate companies and there will be no changes a result of this announcement. Once the deal closes, we plan to expand call centers here in the U.S. What can I say to partners or vendors who have questions about the announcement? Review the Vendor/Partner Inquiry Guidelines, which includes an approved letter you can send in response to questions. Page 3 T-Mobile Internal Use Only New T-Mobile FAQs

What can I say to customers who have questions about the announcement? This transaction will be great for our customers – be sure to tell them! Only the New T-Mobile can quickly deliver a NATIONWIDE 5G NETWORK with the capacity and scale to truly accelerate innovation and increase competition. • • Accelerate the U.S.’s position as the first company able to bring a nationwide 5G network to market. Leading early in nationwide 5G will result in leadership for the U.S. in the 5G digital economy — which will benefit customers with lower prices, better service and increased competition. The New T-Mobile will SUPERCHARGE THE UN-CARRIER STRATEGY Deliver innovative service offerings to consumers and businesses, at lower prices than ever before — enabled by a better-scaled competitor able to challenge the status quo. Drive competition across traditional wireless, broadband, entertainment & beyond. Bring real wireless choices and mobile broadband competition to rural Americans for the first time. • • • We’ll CREATE JOBS and be a DRIVER OF INVESTMENT, JOBS AND THE U.S. ECONOMY • Aim to create thousands of jobs – well beyond what the two companies could do by themselves – by bringing T-Mobile’s world-class customer care to Sprint customers, by hiring employees to merge networks and systems and by investing in new businesses. Lead investments nationwide - creating tremendous growth opportunities for U.S. businesses. • If you’d like to learn more, all the latest info can be found on Allfor5G.com. Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s Page 4 T-Mobile Internal Use Only New T-Mobile FAQs

website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091. Participants in the Solicitation T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; Page 5 T-Mobile Internal Use Only New T-Mobile FAQs

inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. Page 6 T-Mobile Internal Use Only New T-Mobile FAQs

The following contains excerpts of a transcript of a May 6, 2018 video featuring John Legere:

Happy slow cooker Sunday! Happy slow cooker Sunday.

***

This has been an amazing week. Do you know it’s all in the same week! On this day last week, by the way, one hour after the slow cooker Sunday, we announced that T-Mobile and Sprint have signed a definitive agreement to form the new super charged T-Mobile.

It’s going to be amazing now by the way, I don’t want to use the commercial here, but the new T-Mobile is going to create the nation’s only fast, different, competitive, 5G network that is going to be amazing for consumers. Amongst other things, we’re going to bring broader sets of services, more competition, lower prices and more jobs. It’s amazing. Now, you can go to my social, any of them, and check Marcelo Claure and I talking all about the future. It’s on all of my social and by the way, be patient because the companies aren’t combined yet I spend a lot of time in Washington last week, I will this week, very important. In the meantime, visit allfor5g.com to learn all about it. Okay, so lots more about that. If you’re in Washington, I’ll be there again tomorrow and I’ll bet there quite a bit now.

***

Let me just see, okay going, hey oh, it’s John, the new Sprint T-Mobile CEO. No I’m going to be the CEO, Mike Sievert is going be the President and Chief Operating Officer.

***

And by the way, I have so much more to say about the new T-Mobile. Stay tuned and I’m going to be ... I was in the FCC last week. I had some good meetings. Department of Justice I’m going be there this week. FCC. I’m going to be meeting all over the Hill, the Senate. You know just really talking about how this new company is going to bring competition like you’ve never seen before. It’s going to be fantastic - broader services, rural America, broadband, lower prices, more jobs, and 5G that only we and Sprint together, can combine.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following article was made available in connection to the transaction.

I’m a Former FCC Commissioner, and I Think the T-Mobile-Sprint Merger Is Great for America

By Robert M. McDowell, Fortune

It’s dawning on policymakers, business leaders, urban and rural Americans, and our global competitors just how Internet connectivity will define the economy of the future.

Some like to call it the Internet of Things (IoT) economy, one in which Internet access supports a new wave of global growth. Around the world, wireless and tech companies are scrambling to build the infrastructure for such an economy, while countries are competing to create the technological standards and innovative capacity needed to spark IoT economic growth.

One technology that will underpin this era is the fifth generation of global wireless networks: 5G.

Two American companies, Sprint and T-Mobile—both of which are already investing in 5G technology—just announced their intentions to merge, a move that will significantly accelerate 5G deployment and be a boon to American innovators. (I currently serve as an advisor to T-Mobile.) By bringing these two wireless carriers under one roof, each company’s already present 5G expertise and network assets will be combined and accelerated, benefiting the American people and our country’s global leadership.

U.S. companies are in a race against their Asian and European counterparts to be the global leaders in 5G technology. The countries that implement 5G first will set global standards and reap the economic benefits of winning the race.

During my time at the Federal Communications Commission, we helped roll out 4G technology, which was driven by strong American leadership and brought with it billions of dollars in economic benefits for Americans. The 4G economy gave us the speed and capacity needed to launch the app revolution, which invigorated some of our largest and most successful Internet companies. As our world embraces an IoT economy driven by billions of connected devices, 5G is poised to do the same.

5G technology will increase Internet connectivity, reduce delays, and jump-start rural and urban growth in the U.S. It will enable Internet-connected devices to join people, data, and new devices, and will multiply download speeds up to 10 times, allowing wireless carriers to offer high-speed services to those in underserved rural communities.

This will fuel economic growth and benefit the American worker. A Qualcomm-commissioned study estimates that in the U.S. alone, 5G will yield $719 billion in growth and 3.4 million new jobs by 2035. Americans from coast to coast, in small towns and big cities, will reap the benefits of 5G technology, especially if American companies are the ones leading the way in global implementation.

The T-Mobile-Sprint merger will benefit our country and all Americans. From a farmer in Nebraska using 5G technology to better track crop conditions, to a small business owner in New Hampshire looking to sell products in the global marketplace, to a smart city with autonomous vehicles, all of us will depend on 5G. We can’t afford to lose the global race to develop this remarkable technology.

Robert M. McDowell is a former FCC commissioner (2006–13), a partner at Cooley LLP, and an advisor to T-Mobile.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

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No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors”

3

and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

4

Twitter, Facebook, Instagram and other social media posts related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•                  Tweet:  I’ve always been an atypical CEO and that won’t change with The New @tmobile! [link to Kansas City Star article below] Details: http://NewTMobile.com

•                  Facebook Post:  It’s all me — And I don’t plan to change that with The New T-Mobile! Details: NewTMobile.com

Future Sprint boss John Legere, T-Mobile’s un-CEO: Is that a show or his real self?

By Mark Davis, The Kansas City Star

A merger deal with T-Mobile. A new CEO. A profit — at last — after 11 years of losses. Sprint employees stand in a whirlwind.

And the biggest gust may lie ahead.

If all goes according to plan, Sprinters will learn to call John Legere “boss.”

The 59-year-old CEO of T-Mobile will need no introduction.

Sprint employees — and customers — know the long hair, magenta “-T-” shirt and black outerwear. They’ve heard the profane language, seen the sharp social media jabs, observed the sophomoric antics. Legere wears all of it like a work uniform.

There was Legere, for example, holding up two fingers behind Sprint CEO Marcelo Claure’s head like rabbit ears for a photo shoot during their merger tour on Wall Street. Others routinely get the same treatment.

What the Sprint world may not be able to divine just yet is whether Legere’s public persona is more show or self.

“I think it’s self, unquestionably self,” said Stephen Scherr, CEO of Goldman Sachs Bank USA, who has known Legere for about 15 years.

Legere’s public presence reflects a passion for his mission at T-Mobile and how he excites its workforce and consumers. Underneath is the same bright, talented business operator Scherr says he knew when he provided a reference for Legere as T-Mobile searched for a new CEO in 2012.

It was a different time for Legere. Different job. Different uniform.

“That was knowing John when John was more of a suit than the way in which people come to know John now,” Scherr said.

Legere had joined T-Mobile after a decade at fiber optic network operator Global Crossing Ltd. As it fell into bankruptcy, Legere became CEO and steered it out of ruin and into a $3 billion buyout.

Like many in the telecom world, Legere earned his stripes at AT&T — even working for Dan Hesse, former Sprint CEO, when they both were there.

As much as Hesse and Legere share roots, Legere provides a sharp contrast to Claure, who is stepping aside as Sprint’s CEO to push for the merger of the two companies.

Analysts put roughly 50-50 odds, or less, on the merger getting approval from the antitrust side of the U.S. Department of Justice and the Federal Communications Commission. Sprint stopped short of seeking approval during its 2014 campaign after Washington made clear that approval wasn’t coming.

In Claure, Sprinters have been led by an immigrant billionaire who made his money from cellphone supplier Brightstar, which he co-founded in Miami in 1997. Claure, 47, owns a soccer team in his home country of Bolivia and is part of the Miami Major League Soccer franchise led by David Beckham.

Legere was born and raised in Fitchburg, Mass., a community of about 40,000 in the northern part of the state. His father worked for the government and his mother was a nurse, a T-Mobile spokesman said.

Legere’s education included a business degree from the University of Massachusetts, master’s degrees from the Massachusetts Institute of Technology and Fairleigh Dickinson University, a private school in New Jersey, and completion of the Harvard Business School’s management development program.

Both men have been well paid as CEOs in the highly competitive wireless world, earning more than $20 million a year in pay, bonuses and stock compensation. Claure’s total compensation dipped more recently to just under $7.5 million, though his compensation for the company’s recently ended fiscal year is not yet available.

What Legere found at T-Mobile in September 2012 was a moribund No. 4 wireless carrier. Its Germany-based owner had tried to sell the business to AT&T — for $39 billion. Instead, U.S. officials blocked the deal in 2011, cheered on by Sprint’s boss at the time, Hesse.

The big story in telecom that fall, however, wasn’t Legere’s arrival at T-Mobile. It was the deal at Sprint.

In October 2012, Tokyo-based SoftBank Group announced its agreement to buy control of the No. 3 U.S. wireless carrier.

From the beginning, SoftBank CEO Masayoshi Son planned to buy T-Mobile next and fold them together into a No. 3 competitor with enough customers and ambition to take on industry giants Verizon and AT&T.

Instead, Legere donned his new uniform and T-Mobile launched its UnCarrier marketing campaign. Sprinters watched, almost helplessly, as T-Mobile attracted millions of new subscribers.

Their rival’s growth flipped the rankings, making T-Mobile No. 3.

More important, T-Mobile’s success under Legere turned the tables on Sprint. T-Mobile is the buyer in the deal announced last weekend.

For his part, Legere had the CEO job at the proposed combined company sewn up years ago. When SoftBank openly campaigned in 2014 to buy T-Mobile, expectations were nearly universal that Legere would lead the merged companies, not Hesse.

T-Mobile’s success owes perhaps as much to Legere’s branding as it does to T-Mobile’s UnCarrier branding. He turned in the suits and short hair for the un-CEO he has become.

Legere tapped social media and corporate events to perfect the in-your-face, attention-grabbing, gratuitously profane counter-corporate culture of T-Mobile.

He has made a personal brand of it and has been recognized for it.

Entrepreneur Grant Cardone held up Legere as a poster child for the cause of CEO brands in Forbes.

“At the end of the day, a company can only be so interesting. Look at John Legere, he’s got more (Twitter) followers than T-Mobile does,” Cardone said.

Legere’s take on that? He called it a “great read,” on Twitter, of course.

Wall Street Journal columnist Holman Jenkins wrote last week that Legere rivals President Donald Trump “for Twitter prowess and easy vulgarity.”

Legere’s vulgar side has backfired, as when he found himself apologizing for saying Verizon and AT&T were raping customers and using the F-word to describe the two wireless companies.

The Legere brand includes his personalized sessions on Periscope, the live video streaming app. He self-casts his runs, sometimes “giving shit away” to viewers who remember what he said during a previous session.

Sundays are spent around the kitchen for Legere’s reportedly widely followed Slow Cooker Sundays. And who’s holding the camera? According to The Wall Street Journal, one of Legere’s daughters, or sometimes T-Mobile Executive Vice President David Carey.

If Carey’s attendance seems out of place, consider what T-Mobile says about Slow Cooker Sundays, Legere’s Twitter posts and his other social media moments.

As the company reminded investors on Tuesday, Legere’s social media activity is a “means of disclosing information about the company and its services and for complying with its disclosure obligations under Regulation FD.” The fair disclosure regulation ensures that all investors have equal access to the same important information.

An integral part of the boss’s uniform.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the

SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

G. MICHAEL SIEVERT (Twitter @SievertMike)

•                  Tweet:  You got it! Every day we’re covering more rural area, and that effort won’t stop! In fact, we’re betting the New T-Mobile will be the only one to build out 5G in rural America. Important info:

•                  Tweet:  Oh you won’t believe how hard we’ll be competing. And we absolutely see it lowering phone bills. Important info:

•                  Tweet:  Nope. We expect to lower prices. I understand skepticism, but we have a track record of delivering like no other in this industry!! Important info:

•                  Tweet:  It’s almost like I planted this question! ;-) We have plans to hire even more people in the US than either company could do alone. Thx for asking that! Important info:

•                  Tweet:  With Sprint spectrum and select towers added, T-Mobile network will get even better for all.  Check out more details here:

•                  Tweet:  Great question! The incompatibility between CDMA and GSM is less of an issue today with LTE. Remember our success integrating Metro PCS? With Sprint it will be even more straight-forward because millions of Sprint handsets are already compatible w/ T-Mo network.

•                  Tweet:  We actually intend to lower costs! AND, 5G will ultimately be nowhere near the same. More than just “faster,” it’ll enable all manner of future tech we don’t even know of yet. :-) Check out details here!

•                  Tweet:  This survey found that 40% of ppl would consider wireless from their cable supplier… nobody should be surprised. The wireless, TV & Internet industries are converging! This is why it’s critical we build a broad AND deep 5G network. Key info on our plans: http://www.NewTMobile.com

NEVILLE RAY (Twitter @NevilleRay)

•                  Tweet: We’re already building the nation’s broadest 5G network. Now we have the opportunity to build an unprecedented network critical for global leadership. This article explains it pretty well: [link to New York Times article below]

T-Mobile’s 5G Argument to Regulators Is Compelling

By Jennifer Saba, The New York Times
May 3, 2018

John Legere, the chief executive of T-Mobile, believes in second chances. And he has a point. Mr. Legere said if regulators allow T-Mobile’s nearly $26.5 billion acquisition of Sprint — a deal they opposed in the past — it will help the United States lead in wireless technology. The rationale this time is compelling.

As the third- and fourth-biggest mobile companies in the United States by subscribers, T-Mobile and Sprint have a problem. The American government wants the country to be a leader in 5G technology, but for anything but the biggest of operators, that’s a challenge — if it’s doable at all. Together, their chances of completing a nationwide network are much higher.

The enlarged T-Mobile would put some $40 billion behind the effort over three years, Mr. Legere said. That will be partially funded by $6 billion of annual cost savings — and a pledge not to direct the bounty toward buybacks or dividends.

The investment would dramatically boost the industry’s levels of capital expenditure. The larger rivals AT&T and Verizon, which are competing to be leaders in 5G, dedicated approximately $22 billion and $17 billion to network investments last year. T-Mobile and Sprint together mustered just $6 billion, according to Eikon data. And 5G is an expensive endeavor. New Street Research estimated that Verizon will spend $35 billion over the next five years to cover just 20 percent of the country. The cost ratchets up “significantly” to expand beyond that, the research firm said.

Mr. Legere is pitching a plan that by concentrating on 5G, T-Mobile will induce his competitors to follow suit aggressively. He started a price war some six years ago that left AT&T and Verizon little choice but to copy T-Mobile’s moves. T-Mobile and Sprint also have complimentary spectrum that when slammed together would help improve coverage in urban, suburban and rural areas.

Will this pass muster with regulators? Much depends on whether consumers end up paying more. But that could happen even without a deal, since Sprint is severely hobbled. The risk, of course, is that Mr. Legere doesn’t stick to his word, and a merged company becomes bigger and more complacent.

But if Mr. Legere’s previous commitment to a mobile price war is an indicator, consumers may end up better off with this deal than without it.

Jennifer Saba is a columnist for Reuters Breakingviews.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.